Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES
Coca-Cola Bottling Co. Consolidated
Earnings to Fixed Charges
(In Thousands, Except Ratios)

	Third Quarter		First Nine Months
	2008	2007	2008	2007
Computation of Earnings:
Income (loss) before income taxes	$(3,668)	$7,995	$14,810	$34,676
Add:
Minority interest	705	110	1,726	1,960
Interest expense	8,810	12,413	27,976	36,920
Amortization of debt premium/discount and expenses	608	639	1,834	2,051
Interest portion of rent expense	350	313	992	989

Earnings as adjusted	$6,805	$21,470	$47,338	$76,596

Computation of Fixed Charges:
Interest expense	$8,810	$12,413	$27,976	$36,920
Capitalized interest	63	29	324	326
Amortization of debt premium/discount and expenses	608	639	1,834	2,051
Interest portion of rent expense	350	313	992	989

Fixed charges	$9,831	$13,394	$31,126	$40,286

Ratio of Earnings to Fixed Charges	0.69	1.60	1.52	1.90